11017729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52590

SEC Mail Processing Section RECEIVED FEB 2 6 2011 Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partnervest Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1216 State Street, 3rd FL
(No. and Street)

Santa Barbara (City) CA (State) 93101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth R. Hyman (805) 966-1266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGowan Guntermann
(Name – *if individual, state last, first, middle name*)

509 E. Montecito Street (Address) Santa Barbara (City) CA (State) 93103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Hyman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partnervest Securities Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGIE INNJIN CHEN
Commission # 1892881
Notary Public - California
Santa Barbara County
My Comm. Expires Jun 17, 2014

Signature

President and CEO

Title

2/24/11

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNERVEST SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2010

INDEPENDENT AUDITOR'S REPORT TO THE
SECURITIES AND EXCHANGE COMMISSION

PARTNERVEST SECURITIES, INC.

December 31, 2010

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 8
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission – Schedule I	9
Supplemental Schedules II - III	10
Supplemental Report of Independent Auditors	
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	11 - 12

McGowan Guntermann
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
509 E. Montecito Street, 2nd Floor, Santa Barbara, CA 93103, 805.962.9175, fax 805.962.8925, www.mcgowan.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Partnervest Securities, Inc.

We have audited the accompanying statement of financial condition of Partnervest Securities, Inc., (the Company) a wholly-owned subsidiary of Partnervest Financial Group LLC, as of December 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partnervest Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGowan Guntermann

February 18, 2011

PARTNERVEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$ 267,357
Accounts receivable	11,592
TOTAL ASSETS	$ 278,949

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued liabilities	$ 13,998
Stockholder's Equity	
Common stock, $0.0001 par value, 1,000 shares authorized, issued, and outstanding at December 31, 2010	-
Additional paid-in-capital	104,205
Retained earnings	160,746
Total Stockholder's Equity	264,951
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 278,949

The accompanying notes are an integral part of these financial statements.

PARTNERVEST SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2010

REVENUE	
Commission income	$ 410,464
Interest	2,685
Total Revenue	413,149
EXPENSES	
Advisor fees	147
Allocated overhead	265,669
Insurance	20,823
Fees and renewals	9,899
Broker charges	33,329
Professional	10,200
Other - net of reimbursements	1,539
Total Expenses	341,606
Income before Taxes	71,543
Provision for Income Taxes	17,628
Net Income	$ 53,915

The accompanying notes are an integral part of these financial statements.

PARTNERVEST SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2010

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2009	1,000	$ -	$ 104,205	$ 106,831	$ 211,036
Net income	-	-	-	53,915	53,915
Balance at December 31, 2010	1,000	$ -	$ 104,205	$ 160,746	$ 264,951

The accompanying notes are an integral part of these financial statements.

PARTNERVEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 53,915
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in:	
Accounts receivable	21,716
Prepaid expenses and deposits	18,552
Accrued liabilities	(3,887)
NET CASH PROVIDED BY OPERATING ACTIVITIES	90,296
CASH - Beginning of year	177,061
End of year	$ 267,357
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 2,498

The accompanying notes are an integral part of these financial statements.

Organization and Related Party Transactions

Partnervest Securities, Inc. (the Company), was incorporated in the State of Delaware on November 9, 1999. The Company is a wholly-owned subsidiary of Partnervest Financial Group, LLC (PFG). The purpose of the Company is to perform broker-dealer services for investors and the advisors who serve them. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. It does not hold customer funds nor safekeep customer securities. The Company's corporate office is at 1216 State Street, 3rd Floor, Santa Barbara, California, which also serves as the home office and Office of Supervisory Jurisdiction (OSJ).

The Company has an expense agreement with PFG, the parent company of Partnervest Securities, Inc. The agreement calls for PFG to provide certain administrative goods, services, and overhead to the Company. The Company is solely responsible for its own expenses, and any expenses reasonably attributable to it which are paid by PFG shall either be reflected on the financial statements of the Company or subject to an exemption from being reflected on such books in accordance with NASD Notice to Members 03-63 and other applicable laws and regulations.

During 2010 the Company reimbursed PFG for $280,693 of overhead expenses, with all payments being made during the year and no amounts owed at year end.

On June 26, 2009, Partnervest Financial Group LLC entered into an asset purchase agreement with Sorrento Pacific Financial, LLC, (SPF), CUSO Financial Services, L.P., (CFS) and CUSO Financial Services, Inc., (collectively the Sorrento Group).

Provisions of the purchase agreement include:

- Capital contribution into Partnervest Financial Group in exchange for minority ownership of 15% of Partnervest Financial, advisory board representation on the Partnervest Advisory Board by CFS, and sharing of certain management fees earned on assets introduced by CSF or SPF to Partnervest Advisory;
- Transfer and sale of substantially all of the brokerage assets of Partnervest Securities, Inc. to SPF in exchange for cash, potential commission earn-outs and 15% minority ownership of SPF, subject to reductions based on certain milestones;
- Enhanced potential distribution and marketing of the Partnervest Advisory Services LLC asset management platform, and
- Assistance with back office operations of the Partnervest Companies by the Sorrento Group in exchange for fees.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

Income

Partnervest Securities is a limited purpose broker-dealer, whose only income is from earn-out revenue paid by SPF.

Cash and Cash Equivalents

The Company considers all highly-liquid financial instruments with a maturity of three months or less to be cash equivalents.

Concentration of Securities Services

The Company maintains bank accounts in a commercial bank located in Santa Barbara, California. The accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. There were no uninsured cash amounts at December 31, 2010.

Income Taxes

The Company is a C corporation and files income tax returns for federal and California income tax purposes. Income tax assets, liabilities, expense and deferred taxes are computed under the liability method under generally accepted accounting standards.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. As of December 31, 2010 there are no differences.

Income tax expense consists of the following:

Current:	
Federal	$ 11,304
California	6,324
Total Income Tax Expense	$ 17,628

NOTES TO THE FINANCIAL STATEMENTS

Income Taxes (continued)

The Company evaluates uncertain tax positions whereby the effect of the uncertainty would be recorded if the outcome was considered probable and reasonably estimable. As of December 31, 2010, the Company had no uncertain tax positions requiring accrual. The Company conducts business and files tax returns in California and U.S. federal jurisdictions. The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for the years before 2007.

Regulatory Requirements

As a limited purpose broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule) which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6.66% of aggregate indebtedness, both as defined by the Rule.

At December 31, 2010, the Company had net capital of $262,256, which was $257,256 in excess of its required net capital of $5,000.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 18, 2011, the date of the financial statements.

PARTNERVEST SECURITIES, INC.

SUPPLEMENTAL SCHEDULES
December 31, 2010

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	Accounts From			
	Audited Financial Statements	Unaudited Focus Part II	Difference Increase (Decrease)	
Total Stockholder's Equity	$ 264,951	$ 278,948	$ (13,997)	A
Deductions and/or Charges				
Non-allowable assets:				
CRD cash balance	195	195	-	
Accounts receivable from brokers or dealers	2,500	2,500	-	
Net Capital Before Haircuts	262,256	276,253	(13,997)	A
Haircuts on Securities	-	-	-	
Net Capital	$ 262,256	$ 276,253	$ (13,997)	
Aggregate indebtedness:				
Items included in the statement of financial condition:				
Accrued liabilities	$ 13,997	$ -	$ 13,997	A
Total aggregate indebtedness	$ 13,997	$ -	$ 13,997	
Computation of basic net capital requirement:				
Net Capital	$ 262,256	$ 276,253	$ (13,997)	A
Minimum net capital required (6.666% of aggregate indebtedness or $5,000, whichever is greater)	(5,000)	(5,000)	-	
Excess net capital	$ 257,256	$ 271,253	$ (13,997)	A
Ratio: aggregate indebtedness to net capital	5.34%	0.00%	5.34%	
Understated income taxes			(13,997)	A

The accompanying notes are an integral part of these financial statements.

PARTNERVEST SECURITIES, INC.

SUPPLEMENTAL SCHEDULES
December 31, 2010

Schedule II
Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the reserve requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

SUPPLEMENTARY INFORMATION

McGowan Guntermann
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
509 E. Montecito Street, 2nd Floor, Santa Barbara, CA 93103, 805.962.9175, fax 805.962.8925, www.mcgowan.com

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming
an Exemption from SEC Rule 15c3-3

To the Stockholder of
Partnervest Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Partnervest Securities, Inc. (the Company) for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGowan Guntermann

February 18, 2011

McGowan Guntermann
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
509 E. Montecito Street, 2nd Floor, Santa Barbara, CA 93103, 805.962.9175, fax 805.962.8925, www.mcgowan.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Partnervest Securities Inc.
1216 State Street, 3rd Floor
Santa Barbara, CA 93101

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the six months ended December 31, 2010 and for the six months ended June 30, 2010, which were agreed to by Partnervest Securities Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from the Company accounting system, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the six months ended December 31, 2010 and for the six months ended June 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers from the Company accounting system, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGowan Guntermann

February 18, 2011